
03013519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8-65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/23/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Crossways Park Drive
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy — (516) 918-5596
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

1845 New Highway	Farmingdale	New York	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

Oath of Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD L. ROSE
Notary Public, State of New York
No. 5001838
Qualified in Nassau County
Commission Expires Sept. 14, 20[illegible]

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3.3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2002

FINANCIAL STATEMENTS	PAGE
Independent Auditors' Report	1
Statement of Financial Condition - As Of December 31, 2002	2
Statement of Income - For The Initial Year October 23, 2002 to December 31, 2002	3
Statement of Changes in Members' Equity – For The Initial Year October 23, 2002 to December 31, 2002	4
Statement of Cash Flows – For The Initial Year October 23, 2002 to December 31, 2002	5
Notes to Financial Statements	6-11
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report on Supplemental Information Required by SEC Rule 17a-5	12
Computation of Net Capital Under Rule 15c3-1 of the SEC as of December 31, 2002	13
Computation for determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	14
Independent Auditors' Report on Internal Control Required by Rule 17a-5	15,16

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the initial year October 23, 2002 to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2002, and the results of its operations and its cash flows for the initial year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 11, 2003

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash in bank			$	2,087,046
Deposit with clearing broker				100,000
Commissions receivable				1,357,124
Securities owned, at market value				1,183,308
Employee forgivable loans				281,477
Prepaid expenses				307,823
Capitalized organizational costs (net of amortization)				154,017
Security deposits and other assets				98,798
Furniture and office equipment	$	78,712		
Less accumulated depreciation		(4,479)		
Total furniture and equipment				74,233
TOTAL ASSETS			$	5,643,826

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to broker dealers and clearing organizations	$	120,000
Securities sold, not yet purchased, at market value		372,045
Accounts payable, accrued expenses, and other liabilities		2,496,698
		2,988,743
MEMBERS' EQUITY		2,655,083
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,643,826

The accompanying notes are an integral part of the financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE INITIAL YEAR OCTOBER 23, 2002 TO DECEMBER 31, 2002

Revenue	
Commissions	$ 6,288,018
Principal transactions	488,961
Interest and dividends	354,517
Service fees	378,357
Floor brokerage	599,054
Other income	42,180
	8,151,087
Expenses	
Employee compensation and benefits	5,155,992
Floor brokerage, exchange and clearance fees	716,697
Communications and data processing	316,418
Occupancy	416,120
Other expenses	727,102
	7,332,329
Net income before income taxes	818,758
Provision for income taxes	16,690
Net income	$ 802,068

The accompanying notes are an integral part of the financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE INITIAL YEAR OCTOBER 23, 2002 TO DECEMBER 31, 2002

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
BALANCE, 10/28/02	$ 0	$ 0	$ 0
CAPITAL CONTRIBUTIONS	2,052,352	2,044,852	7,500
NET INCOME	802,068	786,027	16,041
DISTRIBUTIONS	(199,337)	(199,337)	0
BALANCE, 12/31/02	$ 2,655,083	$ 2,631,542	$ 23,541

The accompanying notes are an integral part of the financial statements.

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE INITIAL YEAR OCTOBER 23, 2002 TO DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$802,068
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,463
(Increase) decrease in operating assets:	
Deposit with clearing broker	(100,000)
Net receivable from broker-dealers and clearing organizations	(1,237,124)
Prepaid expenses	(307,823)
Securities owned	(1,183,308)
Other assets	(380,275)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	2,496,698
Securities sold under agreements to repurchase	372,045
Net cash provided by operating activities	471,744
CASH FLOW FROM INVESTING ACTIVITIES	
(Purchases) of property and equipment	(78,713)
(Increase) in capitalized organizational costs	(159,000)
Net cash (used in) investing activities	(237,713)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	2,052,352
(Distributions) to members	(199,337)
Net cash provided by investing activities	1,853,015
Net increase in cash	2,087,046
Beginning cash balance	0
Ending cash balance	$2,087,046

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$0

The accompanying notes are an integral part of the Financial Statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its security transactions through an unaffiliated clearing broker. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York and Chicago, Illinois. The Company conducts business in most other states.

The Company is a New York Limited Liability Company owned 98% by Maxim Partners LLC and 2% by MJR Holdings, Inc. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and Maxim Partners LLC make up the executive management of the Company.

On October 22, 2002, Maxim Partners LLC purchased certain assets and intellectual property from an unaffiliated broker-dealer. The Company leases the purchased assets and intellectual property pursuant to operating leases and a license agreement between Maxim Partners LLC and the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTINUED

INCOME TAXES

The Company has elected under the Internal Revenue Code and the applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax, on its net income allocable to New York City. Provision for this tax is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

AMORTIZATION

Start-up costs have been capitalized and are being amortized over 60 months on a straight line basis. The unamortized start up cost of $154,017 is included in the statement of financial condition net of accumulated amortization of $4,983.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTINUED

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with a high quality financial institution and may periodically exceed the federally insured limit of $100,000. Amounts in excess of insured limits at December 31, 2002 were $2,105,812.

NOTE 4: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
Obligations of U.S. Government	$ 600,000	$ 00
State and municipal obligations	00	16,661
Corporate bonds, debentures, and notes	19,925	327,093
Corporate stocks	563,383	28,291
	$ 1,183,308	$ 372,045

NOTE 5: OPERATING LEASES AND LICENSE AGREEMENTS WITH MAXIM PARTNERS LLC (A RELATED ENTITY)

EQUIPMENT AND FURNITURE OPERATING LEASE

The Company leases various equipment and furniture from Maxim Partners LLC. The lease terminates on October 22, 2007 and ownership of the property and equipment remains with Maxim Partners LLC. The monthly payments are $4,167.

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases its New York City office from Maxim Partners LLC. The lease terminates on January 31, 2011. The monthly payments are $128,570, plus any escalations required by the original lease between Maxim Partners LLC and the landlord.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTINUED

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC. The original lease was scheduled to expire on October 23, 2008. The monthly payments are $34,307 plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor. In December 2002, Maxim Partners LLC renegotiated out of this lease and entered into a Lease Termination and Surrender Agreement. The new termination date of the lease will be February 28, 2003.

In addition, the Company is paying $14,861 a month to Maxim Partners LLC as a sublease fee, which will end on October 22, 2008.

Maxim Partners LLC signed a new lease for the Company's new Woodbury office. The Company will be sub-leasing this office beginning March 1, 2003. The monthly payments will be $25,948 for the first year and will be increased by 2% each year thereafter until the lease expires on February 28, 2013.

INTELLECTUAL PROPERTY LICENSE AGREEMENT

The Company leases intellectual property owned by Maxim Partners LLC pursuant to a license agreement expiring on October 23, 2007. Ownership of the intellectual property remains with Maxim Partners LLC. The monthly royalty due is 3% of commission income earned for that month less $20,000.

The total expenses relating to the above paid to Maxim Partners LLC is $147,744 and paid to non-related parties is $385,873 for this year. These amounts are included in expenses in the statement of income.

The approximate minimum lease payments for the above four items are as follows:

YEARS ENDED	AMOUNTS
12/31/03	$ 2,099,258
12/31/04	2,087,731
12/31/05	2,094,062
12/31/06	2,223,138
12/31/07	2,199,962
Years Thereafter	7,191,388
TOTAL	$17,895,539

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTINUED

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At December 31, 2002 the Company had net capital of $1,458,517, which was $1,131,430 in excess of its required net capital of $327,087. The Company's net capital ratio was 1.79 to 1.

NOTE 7: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC. The total of these payments for this year is $373,136.

MANAGEMENT FEES

The Company periodically pays management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC this year was $118,590.

NOTE 8: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ending December 31, 2002 the Company's contribution was $31,362.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2002 the Company's matching contribution was $8,592.

MAXIM GROUP LLC

**NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002**

CONTINUED

NOTE 9: OPERATING LEASES WITH NON-RELATED PARTIES

Pursuant to various equipment operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/03	$1,196,060
12/31/04	930,352
12/31/05	407,547
12/31/06	337,737
12/31/07	3,312
Years Thereafter	0
TOTAL	$2,875,008

NOTE 10: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances, as the registered representatives earn commissions, every month over the duration of employment and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2002 was $281,477.

Included in the assets purchased by Maxim Partners LLC from the broker-dealer referred to in footnote one, are employee forgivable loans to various registered representatives who were employed by the broker-dealer. The Company forgives a portion of these advances every month, charges the registered representatives with additional compensation, and remits the amount forgiven to Maxim Partners LLC.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the initial year October 23, 2002 to December 31, 2002, and have issued our report thereon dated February 11, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 11, 2003

MAXIM GROUP LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1
FOR THE INITIAL YEAR OCTOBER 23, 2002 TO DECEMBER 31, 2002

Credits			
Members' equity			$ 2,655,083
Debits			
Non-allowable assets			
Receivables and employee forgivable loans	$ 321,113		
Prepaid expenses	307,823		
Furniture and equipment (net)	74,233		
Capitalized organizational costs (net)	154,017		
Other assets	98,798	955,984	
Other charges		13,000	(968,984)
Net capital before haircuts on securities positions			1,686,099
Haircuts on securities:			
Trading and investment securities:			
Exempted securities	19,626		
Debt securities	84		
Options	104,214		
Other securities	84,463	208,387	
Undue concentration		19,195	(227,582)
Net capital			$ 1,458,517
Aggregate indebtedness:			
Items included in statement of financial position			
Accounts payable and accrued expenses		$ 2,496,698	
Other payables		120,000	
Total aggregated indebtedness			$ 2,616,698
Computation of minimum net capital requirement:			
Minimum net capital required			$ 327,087
Excess net capital first year at 800 percent (1500 percent thereafter)			$ 1,131,430
Excess net capital at 1000 percent			$ 1,196,847
Ratio: Aggregate indebtedness to net capital			1.79 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIc filing. There are some differences which are immaterial.

MAXIM GROUP LLC
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3.

DECEMBER 31, 2002

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) for the initial year October 23, 2002 to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 11, 2003